

January 13, 2015

Via E-mail
Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2601 Elliott Avenue, Suite 200
Seattle, WA 98121

> **Re: zulily, inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2013**
> **Filed February 28, 2014**
> **Response dated January 2, 2015**
> **File No. 1-36188**

Dear Mr. Cavens:

We have reviewed your response dated January 2, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements, page 57

Note 1. The Company and Basis of Presentation, page 62

1. We reviewed your response to comment one in our letter dated December 18, 2014. We note you concluded the referral credit issued to the referring customer is within the scope of ASC 605-50 based on the scope guidance in ASC 605-50-15-2. However, please tell us your consideration of the guidance in ASC 605-50-15-3 which indicates that the guidance in ASC 605-50 *does not apply* to an offer to a customer, in connection with a current revenue transaction, for free or discounted products or services from the vendor that is redeemable by the customer at a future date without a further exchange transaction with the vendor. In this regard, it is unclear to us how you are able to differentiate your

fact pattern from this scope exclusion. Additionally, we note you relied on ASC 605-50-25-3 in determining the appropriate timing for recognition of customer referral credits. However, please tell us your consideration of the guidance in ASC 605-50-25-1 which indicates that the recognition guidance in ASC 605-50 regarding vendor's accounting for consideration given to a customer applies only to arrangements in which the vendor does not receive an identifiable benefit from the customer in exchange for the sales incentive. In this regard, since you indicate in your correspondence that your "… acquisition of the referred customer is a separate, identifiable benefit…," it is unclear to us why you believe the recognition guidance in ASC 605-50-25-3 is applicable. We refer you to the flowchart in ASC 605-50-55-1, which illustrates how ASC subtopic 605-50 does not provide any guidance in cases where the consideration qualifies for a scope exclusion in ASC 605-50-15-3 and does not provide recognition or measurement guidance in cases where the vendor receives an identifiable benefit. Finally, please tell us your consideration of whether the issuance of the referral credit is within the scope of ASC 605-25 regarding multiple deliverable transactions and how this would impact your accounting.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief